UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

March 10, 2022

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Green St. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Series C Preferred Stock
Series D Preferred Stock
Series E Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Results of Annual Meeting

Miso Robotics, Inc. (the “Company”) held its annual meeting of its stockholders on March 10, 2022 in person at 650 E Green St., Pasadena, CA 91101. The annual meeting included stockholder votes for the election of directors of the Company. As a result of the stockholder vote, Kevin Morris was elected as a new director of the Company, along with the reelection of James Jordan, Joseph Essas, Massimo Noja De Marco, and Thomas Bruderman. Nick Degnan will no longer serve as a director of the Company.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer, Director
Date: March 11, 2022